                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                                  eToys Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   297862104
                           -------------------------
                                (CUSIP Number)


                                 June 12, 2000
             ----------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ----------------------
  CUSIP NO. 297862104                 13G                   Page 2 of 17 Pages
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name CITADEL LIMITED PARTNERSHIP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Illinois limited partnership
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred Stock
                          (convertible into 5,680,473 shares of Common
     OWNED BY             Stock)/1//2/
                          Warrants to purchase shares of Common Stock
       EACH               (exercisable into 1,505,489 shares of Common Stock)/2/

    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7          0

       WITH
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       PN; HC

------------------------------------------------------------------------------

/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.

------------------------                                  ----------------------
  CUSIP NO. 297862104                 13G                   Page 3 of 17 Pages
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB PARTNERS, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Delaware limited partnership
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5          0

     NUMBER OF
                   -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6    3,000 shares of Series D Convertible Preferred Stock
   BENEFICIALLY           (convertible into 5,680,473 shares of Common
                          Stock)/1//2/
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/2/
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7          0
      PERSON

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       PN; HC

------------------------------------------------------------------------------

/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

------------------------                                  ----------------------
  CUSIP NO. 297862104                 13G                   Page 4 of 17 Pages
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name CITADEL INVESTMENT GROUP, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Delaware limited liability company
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred Stock
                          (convertible into 5,680,473 shares of Common
                          Stock)/1//2/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       OO; HC

------------------------------------------------------------------------------

/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

------------------------                                  ----------------------
  CUSIP NO. 297862104                 13G                   Page 5 of 17 Pages
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name KENNETH GRIFFIN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          U.S. Citizen
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred Stock
                          (convertible into 5,680,473 shares of Common
                          Stock)/1//2/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       IN

------------------------------------------------------------------------------

/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

------------------------                                  ----------------------
  CUSIP NO. 297862104                 13G                   Page 6 of 17 Pages
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name WELLINGTON PARTNERS LIMITED PARTNERSHIP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Illinois limited partnership
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred Stock
                          (convertible into 5,680,473 shares of Common
                          Stock)/1//2/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common Stock)/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                       PN; HC

------------------------------------------------------------------------------

/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

CUSIP NO.  297862104                  13G                    Page 7 of 17 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name WINGATE CAPITAL LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred
                          Stock (convertible into 5,680,473 shares of
     OWNED BY             Common Stock)/1//2/
                          Warrants to purchase shares of Common Stock
       EACH               (exercisable into 1,505,489 shares of Common
                          Stock)/2/
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7

       WITH                 0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of
      June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

        CO
------------------------------------------------------------------------------


/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

CUSIP NO.  297862104                  13G                    Page 8 of 17 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name KENSINGTON GLOBAL STRATEGIES FUND, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        Bermuda company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    3,000 shares of Series D Convertible Preferred
                          Stock (convertible into 5,680,473 shares of
     OWNED BY             Common stock)/1//2/
                          Warrants to purchase shares of Common Stock
       EACH               (exercisable into 1,505,489 shares of Common
                          Stock)/2/
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7

       WITH                 0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of
      June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                CO; HC

------------------------------------------------------------------------------



/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

CUSIP NO.  297862104                  13G                    Page 9 of 17 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name FISHER CAPITAL LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5

     NUMBER OF              0
                   -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6    3,000 shares of Series D Convertible Preferred
   BENEFICIALLY           Stock (convertible into 5,680,473 shares of
                          Common stock)/1//2/
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,505,489 shares of Common
       EACH               Stock)/2/
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7
      PERSON
                            0
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of
      June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                        CO
------------------------------------------------------------------------------


/1/The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

CUSIP NO.  297862104                  13G                    Page 10 of 17 Pages


Item 1(a)    Name of Issuer:  ETOYS INC.

     1(b)    Address of Issuer's Principal Executive Offices:

                           3100 OCEAN PARK BLVD.
                           SUITE 300
                           SANTA MONICA, CALIFORNIA 90405

Item 2(a)    Name of Person Filing
Item 2(b)    Address of Principal Business Office
Item 2(c)    Citizenship
                           Citadel Limited Partnership
                           225 W. Washington
                           9/th/ Floor
                           Chicago, Illinois 60606
                           Illinois limited partnership

                           GLB Partners, L.P.
                           225 W. Washington
                           9/th/ Floor
                           Chicago, Illinois 60606
                           Delaware limited partnership

                           Citadel Investment Group, L.L.C.
                           225 W. Washington
                           9/th/ Floor
                           Chicago, Illinois 60606
                           Delaware limited liability company

                           Kenneth Griffin
                           225 W. Washington
                           9/th/ Floor
                           Chicago, Illinois 60606
                           U.S. Citizen

                           Wellington Partners Limited Partnership
                           c/o Citadel Investment Group, L.L.C.
                           225 W. Washington
                           9/th/ Floor
                           Chicago, Illinois 60606
                           Illinois limited partnership

----------------------                                     --------------------
 CUSIP NO.  297862104                  13G                  Page 11 of 17 Pages
----------------------                                     --------------------


                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

     2(d)  Title of Class of Securities:

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE

     2(e)  CUSIP Number:  297862104.


Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

----------------------                                     ---------------------
 CUSIP NO.  297862104                  13G                  Page 12 of 17 Pages
----------------------                                     ---------------------

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.

     (a)  Amount beneficially owned:

3,000 shares of Series D Convertible Preferred Stock (convertible into 5,680,473 shares of Common Stock)/2/

Warrants to purchase shares of Common Stock (exercisable into 1,505,489 shares of Common Stock)/2/

     (b)  Percent of Class:

Approximately 5.6% as of the date of filing of this statement. (Based on 121,592,444 shares of Common Stock issued and outstanding as of June 12, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in item (a) above.)

----------------------                                     ---------------------
 CUSIP NO.  297862104                  13G                  Page 13 of 17 Pages
----------------------                                     ---------------------


     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                      0

          (ii)   shared power to vote or to direct the vote:

                 See item (a) above.

          (iii)  sole power to dispose or to direct the disposition of:

                      0

          (iv)   shared power to dispose or to direct the disposition of:

                 See item (a) above.


/2/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of 3,000 shares of the Series D Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 12, 2003 (subject to extension under certain circumstances) into shares of the Company's Common Stock (the "Common Stock") at the conversion price described below, and (ii) the exercise by the Reporting Persons at anytime prior to and including June 12, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,505,498 shares of Common Stock. The number of shares of Common Stock into which the Preferred Shares are convertible as of the date of this 13G is based on a conversion price of $5.28125 as calculated below. The exercise price of the Warrants is $7.17375 (subject to adjustment after one year and to prevent dilution). The Preferred Shares and the Warrants were issued on June 12, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the five (5) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $25 (subject to adjustment to prevent dilution). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every month following June 12, 2000, provided that the conversion percentage will never be less than 85%.

CUSIP NO.  297862104                  13G                    Page 14 of 17 Pages


The Preferred Shares accrue dividends at the rate of 7% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi-annually during the first year and quarterly thereafter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the closing sale prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of the date of this 13G, the Preferred Shares had accrued approximately $57,534.

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 7,295,546 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares and/or exercise of the Warrants (the "Exchange Cap") until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the exercise of the Warrants and the date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
            Not Applicable.

Item 9   Notice of Dissolution of Group:
            Not Applicable.

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  297862104                  13G                    Page 15 of 17 Pages


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of June, 2000       /s/ Kenneth Griffin
                                       ------------------------------------
                                            Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                 CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                     By:   /s/ Kenneth Griffin
    its General Partner                         --------------------------------
                                                 Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner                WINGATE CAPITAL LTD.

By: /s/ Kenneth Griffin                By: Citadel Limited Partnership,
   ----------------------------------      its Trading Manager
    Kenneth Griffin, President

GLB PARTNERS, L.P.                     By: GLB Partners, L.P.,
                                           its General Partner
By: Citadel Investment Group, L.L.C.,
    its General Partner                By: Citadel Investment Group, L.L.C.,
                                           its General Partner
By: /s/ Kenneth Griffin
   ----------------------------------
    Kenneth Griffin, President         By: /s/ Kenneth Griffin
                                          ----------------------------------
                                            Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED            FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,       By: Citadel Limited Partnership,
    its General Partner                    its Trading Manager

By: GLB Partners, L.P.,                By: GLB Partners, L.P.,
    its General Partner                    its General Partner

By: Citadel Investment Group, L.L.C.,  By: Citadel Investment Group, L.L.C.,
    its General Partner                    its General Partner

By: /s/ Kenneth Griffin                By: /s/ Kenneth Griffin
   ---------------------------------      --------------------------------------
   Kenneth Griffin, President               Kenneth Griffin, President

CUSIP NO.  297862104                  13G                    Page 16 of 17 Pages


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner


By: /s/ Kenneth Griffin
   ------------------------------------
   Kenneth Griffin, President